9950 Woodloch Forest Dr., 19th Floor
The Woodlands, Texas 77380

February 26, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Kodiak Gas Services, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2025, which was filed with the SEC on February 26, 2026, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 5. Other Information-Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934” in such Quarterly Report on Form 10-Q.

Respectfully submitted,

By:	/s/ Jennifer Howard
Name:	Jennifer Howard
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary